UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	⊠	Form 40-F	⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	⃞	No	⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	⃞	No	⊠

Central Puerto: Consolidation of Operating Results and Progress on Capacity Expansion

BUENOS AIRES, Argentina--(BUSINESS WIRE)--August 13, 2018--Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), the largest private sector power generation company in Argentina, as measured by generated power, reports its consolidated financial results for the three-month and six-month periods ended June 30, 2018 (“Second Quarter” or “2Q2018”, and “First Half” or “1H2018”, respectively).

A conference call to discuss 2Q2018 financial results will be held on August 14, 2018 at 12:00 p.m. Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

All figures are expressed in Argentinean Pesos and growth comparisons refer to the same period of the prior year, unless when otherwise stated. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the six-month period ended June 30, 2018 and the notes there, which will be available on the Company’s website.

A. Second Quarter 2018 Highlights

Conventional energy

Beginning of the construction of Terminal 6 (330 MW) and Luján de Cuyo (93 MW). During 2Q2018, Central Puerto began the civil works for the construction of the new cogeneration units, and agreed the terms for the purchase of the steam turbine and the heat recovery units for the Terminal 6 project.

Scheduled maintenance at the Puerto Combined Cycle Plant. During the 2Q2018, Central Puerto finished the scheduled maintenance of the gas and steam turbines of the Puerto Combined Cycle Plant (765 MW).

Operating income (before other operating results) increased 62% to Ps. 910 million after a 53% increase in Revenues, and a 2 p.p. increase in Gross Profit Margins to 55%, compared to 53% in the 1Q2018 (see section D. Financial).

Adjusted EBITDA increased to Ps. 5,628 million in 2Q2018, compared to Ps. 701 million in 2Q2017, mainly due to a Ps. 4,456 million gain in the 2Q2018 from the foreign exchange difference and interests accrued by the trade receivables denominated in US dollars (see section D. Financial).

Distribution of cash dividends: A distribution of cash dividends of Ps. 0.70 per common share, equivalent to US$ 0.281 per ADR, was approved at Central Puerto’s annual ordinary shareholders’ meeting held on April 27, 2018 and distributed during May 2018.

Dividends from associates: Dividends of US$ 11.4 million received from TGM. Dividends of US$ 6 million received from DGCU (part of Ecogas).

“We had a positive second quarter with good operating results. We completed the scheduled maintenance of our Puerto Combined Cycle and continued with the construction of our new co-generation units and wind farms.

With focus on our long-term strategy, during the second half of the year, we expect to continue to evaluate new organic and inorganic adding-value growth opportunities."

Jorge Rauber, CEO Central Puerto

Renewable Energy

Completion of construction of wind farms La Castellana I and Achiras I: La Castellana I and Achiras I wind farms, with an installed capacity of 147 MW, are in the final stages of testing before starting commercial operations, which are expected to begin in August and September 2018, respectively.

Disbursement received for La Castellana I and Achiras I: Disbursements received for Achiras I and La Castellana I projects, from IIC-IFC2 of US$ 51 million and US$ 20 million (equivalent to Ps. 1023 million and Ps. 499 million, respectively, at the exchange rate of each disbursement date). Under the IIC-IFC facility, a project finance structure, Central Puerto agreed, among other things, to fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed by CP Achiras I and CP La Castellana until the project reaches the project completion date, which we expect will occur 9 months after the commercial operation date3. Accordingly, after the project completion date, Central Puerto will be released from its obligation as guarantor.

__________________________________

[1]	Considering the exchange rate of Ps. 24.915 per US$ used by the depositary for effective payment.
[2]	Inter-American Investment Corporation and the International Finance Corporation
[3]	For further information on the project finance for Achiras I and La Castellana I, see “Item 5.B. Liquidity and Capital Resources—Indebtedness—Loans from the IIC—IFC Facilities” in our annual report on Form 20-F filed with the SEC on April 27, 2018.

B. Recent News

Renewable energy

PPA contract for La Genoveva I wind farm (87MW) signed with CAMMESA: On July 27, 2018 Vientos La Genoveva S.A.U., a subsidiary of CP Renovables, entered into a 20-year PPA with CAMMESA for the wind farm La Genoveva I, which was awarded during Round 2 of the RenovAr program. We expect to start the construction of this wind farm during the 1Q2019.

C. Main operating metrics

The table below sets forth key operating metrics for 2Q2018, compared to 1Q2018 and 2Q2017, and 1H2018, compared to 1H2017:

Key Metrics	2Q 2018	1Q 2018	2Q 2017	Var % (2Q /2Q)	1H 2018	1H 2017	Var %
Continuing Operations
Energy Generation (GWh)	3,145	3,444	3,814	(18%)	6,584	7,651	(14%)
-Electric Energy Generation-Thermal	2,109	2,613	3338	(37%)	4,718	6460	(27%)
-Electric Energy Generation - Hydro	1,035	831	476	118%	1,866	1191	57%
Installed capacity (MW; EoP1)	3,663	3,663	3,791	(3%)	3,663	3,791	(3%)
-Installed capacity -Thermal (MW)	2,222	2,222	2,350	(5%)	2,222	2,350	(5%)
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
Availability - Thermal[2]	78%	89%	88%	(10 p.p.)	84%	88%	(4 p.p.)
Steam production (thousand Tons)	285	275	290	(2%)	560	585	(4%)
[1]	EoP refers to “End of Period”
[2]	Availability weighted average by power capacity. Off time due to scheduled maintenance agreed with CAMMESA is not included in the ratio.
Source: CAMMESA, company data.

Conventional energy

In 2Q2018, energy generation from continuing operations decreased 18% to 3,145 GWh, compared to 2Q2017, mainly affected by a 37% decrease in thermal generation due to a scheduled maintenance in Puerto Combined Cycle Plant during 2Q2018. The temporary impact on thermal production was partially offset by a 118% increase in hydro generation due to greater water flow. During 2Q2018, machine availability of thermal units was 78%, compared to 88% in 2Q2017, mainly due to an extension (unscheduled) of the maintenance of the Puerto Combined Cycle Plant. However, Central Puerto’s availability for the period was equal to market average, which was 78%, according to data from CAMMESA. Finally, steam production showed a slight decrease totaling 285,000 tons produced during 2Q 2018.

In 1H2018, energy generation from continuing operations decreased 14% to 6,584 GWh, compared to 1H2017, mainly affected by a 27% decrease in thermal generation due to a scheduled maintenance in Puerto Combined Cycle Plant during 2Q2018. The temporary impact on thermal production was partially offset by a 57% increase in hydro generation due to greater water flow. During 1H2018, machine availability of thermal units was 84%, compared to 88% in 1H2017, mainly due to the above-mentioned extension (unscheduled) of the maintenance of the Puerto Combined Cycle Plant. Nonetheless, Central Puerto’s availability was higher than the market average of 79% for the same period, according to data from CAMMESA. Finally, steam production showed a slight decrease totaling 560,000 tons produced during 1H2018.

Renewable energy

During 2Q2018, we ended the installation of La Castellana I and Achiras I wind farms. These projects were awarded under the Renovar Program with 99 MW and 48 MW, respectively, have already been assembled and are performing the final tests prior to CAMMESA’s commercial approval.

La Casetellana I, with 32 wind turbines of 3.15 MW each, is expected to reach Commercial Operation Date (COD) during August 2018. Achiras I, located in Córdoba province, has 15 wind turbines (3.2 MW) and is expected to reach COD in September 2018.

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	2Q 2018	1Q 2018	2Q 2017	Var % (2Q/2Q)	1H 2018	1H 2017	Var %
Revenues	2,102	1,804	1,375	53%	3,906	2,482	57%
Cost of sales	(937)	(748)	(646)	45%	(1,685)	(1,303)	29%
Gross profit	1,165	1,056	729	60%	2,221	1,179	88%
Administrative and selling expenses	(255)	(202)	(167)	53%	(457)	(297)	54%
Operating income before other operating results	910	854	563	62%	1,764	882	100%
Other operating results, net[2]	4,651	8,553	71	6,454%	13,406	122	10,884%
Operating income	5,561	9,609	633	778%	15,170	1,004	1,411%
Depreciation and Amortization	67	74	68	(1%)	141	135	4%
Adjusted EBITDA[1,2]	5,628	9,683	701	702%	15,311	1,139	1,244%
Average exchange rate of period	23.58	19.68	15.76	50%	21.63	15.72	38%
Exchange rate end of period	28.85	20.15	16.63	73%	28.85	16.63	73%
NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate is calculated as the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for the relevant period.
[1]	See “Disclaimer-Adjusted EBITDA” below for further information.
[2]	Other operating results, net and Adjusted EBITDA for the 1Q2018 include (a) a Ps.7,959 million one-time-gain due to the effect of the Commercial Operations Approval of CVO Plant, and (b) interests and foreign exchange difference associated with FONI receivables, which amounted to Ps. 4,456 million and Ps. 60 million during the 2Q2018 and 2Q2017, respectively, and Ps. 263 million and a loss of Ps. 19 million in the 1Q2018 and 1Q2017, respectively.

Adjusted EBITDA Reconciliation

Million Ps.	2Q 2018	1Q 2017	2Q 2017	Var % (2Q/2Q)	1H 2018	1H 2017	Var %
Net income for the period[2]	3,943	7,502	749	427%	11.445	1,273	799%
Financial expenses	1,142	264	185	484%	1.402	324	314%
Financial income	(875)	(155)	(357)	128%	(1,026)	(712)	36%
Share of the profit of an associate	(259)	(148)	(78)	231%	(407)	(92)	342%
Income tax expenses	1,610	2,677	278	479%	4.287	470	812%
Depreciation and amortization	67	74	68	(1%)	141	135	4%
Net income of discontinued operations	0	(530)	(143)	(100%)	(530)	(259)	105%
Adjusted EBITDA[1,2]	5,628	9,683	701	702%	15.311	1,139	1,245%
[1]	See “Disclaimer—Adjusted EBITDA” below for further information.
[2]	Other operating results, net and Adjusted EBITDA for the 1Q2018 include (a) a Ps.7,959 million one-time-gain due to the effect of the Commercial Operations Approval of CVO Plant, and (b) interests and foreign exchange difference associated with FONI receivables, which amounted to Ps. 4,456 million and Ps. 60 million during the 2Q2018 and 2Q2017, respectively, and Ps. 263 million and a loss of Ps. 19 million in the 1Q2018 and 1Q2017, respectively.

2Q2018 Results Analysis

Revenues from continuing operations increased 53% to Ps. 2,102 million in the 2Q2018, as compared to Ps. 1,375 million in 2Q2017. The increase in revenues was mainly driven by (i) the tariff increase established by Res. 19/17, which set higher prices for energy generation and machine availability and set the prices in US dollars (2Q2018 was fully-impacted by the November 2017 tariff increase) and (ii) an increase of 50% in the average exchange rate of 2Q2018, as compared to the average exchange rate of 2Q2017, which impacted on tariffs set in US dollars; partially offset by a 18% decrease in energy generation from continuing operations that totaled 3,145 GWh during 2Q2018, and less availability from our thermal units, mainly because of the scheduled maintenance of the Puerto Combined Cycle Plant.

The table below sets forth the tariff scheme for Energia Base effective since November 2017, by source of generation:

	Thermal	Hydro
Capacity payments Res. 19/17[1]	US$ 7,000 per MW per month	US$ 3,000 per MW per month
Energy payments Res. 19/17	US$ 7 per MWh for generation with natural gas US$ 10 per MWh for generation with fuel oil/gas oil	US$ 4.9 per MWh
[1]	Effective prices for capacity payment depend on the availability of each unit, and the achievement of the Guaranteed Bid Capacity (DIGO in Spanish) that each generator may send to CAMMESA twice a year. For further details, see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” in the annual report on Form 20-F filed with the SEC on April 27, 2018.

Operating income before other operating results, net increased 62% to Ps. 910 million, compared to Ps. 563 million in 2Q2017. This increase was due to (i) the above-mentioned increase in revenues, and (ii) a less-than-proportional increase in costs of sales that totaled Ps. 937 million, an increase of 45% as compared to Ps. 646 million in 2Q2017. The increase in the cost of sales was primarily driven by (i) an increase in the natural gas transportation and distribution tariffs and (ii) a higher cost of natural gas for the units that generate steam or electric energy under the Energía Plus framework, mainly due to an increase of 50% in the average exchange rate of 2Q2018, as compared to the average exchange rate of 2Q2017, which impacted the dollar-denominated price of natural gas. As a consequence, Gross Profit Margin increased 2 p.p., reaching 55% in the 2Q2018. Additionally, the cost of administrative and selling expenses increased 53% totaling Ps. 255 million in 2Q2018 compared to Ps. 167 million in the 2Q2017. This increase was mainly driven by (i) 85% increase in fees and compensation for professional services due to more legal and financial advisory and consultancy services used during the period and (iii) a 426% increase in taxes on bank account transactions, due to increased revenues, costs and capital investments completed during the period.

Adjusted EBITDA increased to Ps. 5,628 million in 2Q2018, compared to Ps. 701 million in 2Q2017. This exceptionally high increase was driven by: (i) the increase in operating results before other operating income, net mentioned above, (ii) a Ps. 4,456 million gain in the 2Q2018 from the foreign exchange difference and interests accrued by the trade receivables denominated in US dollars, mainly from FONI.

Net income increased to Ps. 3,943 million or Ps. 2.74 per share, in 2Q2018, compared to Ps. 749 million or Ps. 0.50 per share, in 2Q2017. In addition to the above-mentioned factors, net income was (i) negatively impacted by higher financial expenses that amounted to Ps. 1,142 million in 2Q2018, compared to Ps. 185 million in 2Q2017, and (ii) positively impacted by higher financial income which amounted Ps. 875 million during 2Q2018, compared to Ps. 357 million in the 2Q2017, in each case under (i) and (ii), mainly due to the foreign exchange difference over US dollar denominated debt and financial assets (which excludes FONI and other trade receivables). Additionally, results from the share of profit of associates increased to Ps. 259 million in 2Q2018, as compared to Ps. 78 million in 2Q2017, mainly due to higher results from Ecogas.

FONI collections were Ps. 108 million in 2Q2018, compared to Ps. 86 million (including VAT) in 2Q2017 (equivalent to approximately US$ 5 million and US$ 5 million, respectively, at the average exchange rate of each period), in both cases associated to the FONI trade receivables for San Martín and Manuel Belgrano Plants. As for the trade receivables associated with the CVO agreement, as of the date of this release, CAMMESA is performing processes to issue de respective documents and proceed to the payments.

1H2018 Results Analysis

Revenues from continuing operations increased 57% to Ps. 3,906 million in the 1H2018, as compared to Ps. 2,482 million in 1H2017. The increase in revenues was mainly driven by: (i) the tariff increase established by Res. 19/17, which set higher prices for energy generation and machine availability and set the prices in US dollars (1H2018 was fully-impacted by the November 2017 tariff increase); and (ii) an increase of 38% in the average exchange rate of 1H2018, as compared to the average exchange rate of 1H2017, which impacted tariffs set in US dollars; partially offset by a 14% decrease in energy generation from continuing operations that totaled 6,584 GWh during 1H2018, and less availability from our thermal units, mainly because of the scheduled maintenance of the Puerto Combined Cycle Plant.

Operating income before other operating results, net increased 100% to Ps. 1,764 million, compared to Ps. 882 million in 1HQ2017. This increase was due to (i) the above-mentioned increase in revenues, and (ii) a less-than-proportional increase in costs of sales that totaled Ps. 1,685 million, an increase of 29% as compared to Ps. 1,303 million in 1H2017. The increase in the cost of sales was primarily driven by (i) an increase in the natural gas transportation and distribution tariffs and (ii) a higher cost of natural gas for the units that generate steam or electric energy under the Energía Plus framework, mainly due to an increase of 38% in the average exchange rate of 1H2018, as compared to the average exchange rate of 1H2017, which impacted the dollar-denominated price of natural gas. As a consequence, Gross Profit Margin increased 10 p.p., reaching 57% in 1H2018. Additionally, the cost of administrative and selling expenses increased 54% totaling Ps. 457 million in 1H2018 compared to Ps. 297 million in the 1H2017. This increase was mainly driven by (i) a 22% increase in compensation to employees as a result of salary adjustments agreed in the collective bargaining agreements during the period, (iii) a 91% increase in fees and compensation for professional services due to legal and financial advisory and consultancy services used during the period and (iii) a 209% increase in taxes on bank account transactions, due to increased revenues, costs and capital investments completed during the period.

Adjusted EBITDA increased to Ps. 15,310 million in 1H2018, compared to Ps. 1,139 million in 1H2017. This exceptionally high increase was driven by (i) the increase in operating results before other operating income, net mentioned above; (ii) a Ps. 7,959 million during the 1Q2018 from a one-time-gain from the CVO Commercial Operation Approval mentioned above, and (iii) Ps. 4,719 million from the foreign exchange difference and interests accrued by the trade receivables denominated in US dollars, mainly from FONI.

Net income increased to Ps. 11,445 million or Ps. 7.74 per share, in 1H2018, compared to Ps. 1,273 million or Ps. 0.85 per share, in 1H2017. In addition to the above-mentioned factors, net income was (i) was negatively impacted by higher financial expenses that amounted to Ps. 1,402 million in 1H2018, compared to Ps. 324 million in 1H2017, and (ii) positively impacted by higher financial income which amounted to Ps. 1,026 million during 1H2018, compared to Ps. 712 million in 1H2017, in each case under (i) and (ii), mainly due to the foreign exchange difference over US dollar denominated debt and financial assets (which excludes FONI and other trade receivables). Additionally, results from the share of profit of associates increased to Ps. 407 million in 1H2018, as compared to Ps. 92 million in 1H2017, mainly due to higher results from Ecogas and TGM.

FONI collections increased to Ps. 206 million in 1H2018, compared to Ps. 168 million (including VAT) in 1H2017 (equivalent to approximately US$ 10 million and US$ 11 million, respectively, at the average exchange rate of each period), in both cases associated to the FONI trade receivables for San Martín and Manuel Belgrano Plants. As for the trade receivables associated with the CVO agreement, as of the date of this release, CAMMESA is performing processes to issue de respective documents and proceed to the payments.

Financial Situation

As of June 30, 2018, the Company and its subsidiaries showed a strong balance sheet with Cash and Cash Equivalents of Ps. 2,665 million, and Current Financial Assets of Ps. 499 million.

Loans and borrowings totaling Ps. 4,918 million were received mainly by Central Puerto’s subsidiaries CP Achiras and CP La Castellana, to finance the construction of La Castellana I and Achiras I wind farms.

Million Ps.	June 30, 2018
Cash and cash equivalents	2,060
Other financial assets	409
Financial Debt	0
Subtotal Individual Net Cash Position	2,469
Cash and cash equivalents of subsidiaries	605
Other financial assets of subsidiaries	90
Financial Debt of subsidiaries	(4,918)
Subtotal Subsidiaries Net Cash Position	(4,223)
Consolidated Net Cash Position	(1,754)

Cash Flows for 1H2018

Million Ps.	1H2018 ended June 30, 2018

Cash and Cash equivalents at the beginning	89
Net cash flows provided by operating activities	494
Net cash flows provided by investing activities	902
Net cash flows provided by financing activities	408
Exchange difference and other financial results	772
Cash and Cash equivalents at the end	2,665

Net cash provided by operating activities was Ps. 494 million during 1H2018. This cash flow arises from Ps. 15,170 million from the operating income from continuing operations obtained during the 1H2018, minus the non-cash items included in it, which were mainly: (i) Ps. 7,959 million from the one-time CVO receivables update and interest; (ii) Ps. 4,576 million from trade receivables foreign exchange difference, (iii) Ps. 1,579 million from income tax paid (iv) Ps. 382 million in interests from clients accrued, net of interests collected, and (v) Ps. 391 million from the discount of accounts receivables and payable, net, mainly from the present value of accounting provision for the income tax, payable on May 2019.

Net cash provided by investing activities was Ps. 902 million in 1H2018. This amount was mainly due to (i) Ps. 777 million obtained by the sale of short term financial assets, net; (ii) Ps. 647 million from proceeds from dividends from associates, mentioned above, and (iii) Ps. 587 million from the proceeds of the La Plata Plant Sale. This was partially offset by payments that amounted to Ps. 1,108 million for the purchase of property, plant and equipment for the construction of Achiras I and La Castellana I wind farms, and thermal cogeneration units Terminal 6 and Luján de Cuyo.

Net cash provided by financing activities was Ps. 408 million in 1H2018. The main financing activities during 1H2018 were the above-mentioned long-term loans received by CP Achiras and CP La Castellana, for the construction of the Achiras I and La Castellana I wind farms for a net amount of Ps. 1,542 million, after deducting the repayment of long term loans during 1H2018, which was partially offset by (i) Ps. 1,060 million in cash dividend distributed to Central Puerto’s stockholders, and (ii) Ps. 136 million paid in interests and financial expenses.

E. Tables

a. Consolidated Income Statement

	1H2018	1H2017
	Thousand Ps.	Thousand Ps.

Revenues	3,905,977	2,481,924
Cost of sales	(1,684,793)	(1,302,612)
Gross income	2,221,184	1,179,312

Administrative and selling expenses	(457,414)	(297,235)
Other operating income	5,491,204	140,997
Other operating expenses	(44,011)	(18,945)
CVO receivables update and interests	7,958,658	-
Operating income	15,169,621	1,004,129

Finance Income	1,026,065	711,997
Finance Expenses	(1,401,647)	(323,690)
Share of the profit of associates	407,357	92,193
Income before income tax form continuing operations	15,201,396	1,484,629
Income tax for the period	(4,287,172)	(470,228)
Net income for the period from continuing operations	10,914,224	1,014,401
DISCONTINUED OPERATIONS
Net income for the period from non-continuing operations	530,489	259,076

Net income for the period	11,444,713	1,273,477

	2Q2018	1Q2018	2Q2017
	Thousand Ps.	Thousand Ps.	Thousand Ps.

Revenues	2,101,825	1,804,152	1,374,646
Cost of sales	(936,735)	(748,058)	(645,543)
Gross income	1,165,090	1,056,094	729,103

Administrative and selling expenses	(255,210)	(202,204)	(166,568)
Other operating income	4,676,293	814,911	71,063
Other operating expenses	(25,653)	(18,358)	(105)
CVO receivables update and interests		7,958,658	-
Operating income	5,560,520	9,609,101	633,493

Finance Income	875,360	154,968	356,862
Finance Expenses	(1,141,801)	(264,109)	(184,919)
Share of the profit of associates	259,297	148,060	78,256
Income before income tax form continuing operations	5,553,376	9,648,020	883,692
Income tax for the period	(1,610,330)	(2,676,842)	(277,919)
Net income for the period from continuing operations	3,943,046	6,971,178	605,773
DISCONTINUED OPERATIONS
Net income for the period from non-continuing operations	-	530,489	142,901

Net income for the period	3,943,046	7,501,667	748,674

b. Consolidated Statement of Financial Position

	As of June 30, 2018	As of December 31, 2017
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	8,833,405	7,431,728
Intangible assets	172,276	187,833
Investment in associates	723,657	985,646
Trade and other receivables	14,353,783	2,602,213
Other non-financial assets	16,676	12,721
Inventories	48,203	48,203
Other financial assets	15,208	-
	24,163,208	11,268,344
Current assets
Inventories	171,386	110,290
Other non-financial assets	607,265	470,895
Trade and other receivables	5,442,202	3,887,065
Other financial assets	499,044	1,110,728
Cash and cash equivalents	2,664,713	88,633
	9,384,610	5,667,611
Assets held-for-sale	-	143,014
	9,384,610	5,810,625
Total assets	33,547,818	17,078,969

Equity and liabilities
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	664,988	664,988
Merger premium	376,571	376,571
Legal and other reserves	668,813	519,189
Voluntary reserve	2,744,471	450,865
Retained earnings	11,650,389	3,503,046
Accumulated other comprehensive income	-	43,284
Equity attributable to shareholders of the parent	17,619,255	7,071,965
Non-controlling interests	131,704	289,035
Total Equity	17,750,959	7,361,000

Non-current liabilities
Other non-financial liabilities	1,900,068	468,695
Other loans and borrowings	4,728,668	1,478,729
Borrowings from CAMMESA	909,992	1,055,558
Compensation and employee benefits liabilities	120,971	113,097
Deferred income tax liabilities	1,512,817	703,744
	9,172,516	3,819,823
Current liabilities
Trade and other payables	617,739	1,017,306
Borrowings from CAMMESA	1,814,407	1,753,038
Other non-financial liabilities	672,892	659,668
Other loans and borrowings	189,455	505,604
Compensation and employee benefits liabilities	268,255	323,078
Income tax payable	2,614,344	1,096,817
Provisions	447,251	413,474
	6,624,343	5,768,985
Liabilities associated with the assets held for sale	-	129,161
	6,624,343	5,898,146
Total liabilities	15,796,859	9,717,969
Total equity and liabilities	33,547,818	17,078,969

c. Consolidated Statement of Cash Flow

	1H2018	1H2017
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the period before income tax	15,201,396	1,484,629
Income for the period before income tax from discontinued operations	567,628	398,578
Income for the period before income tax	15,769,024	1,883,207
Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	125,252	115,122
Disposal of property, plant and equipment	5,355	280
Amortization of intangible assets	15,557	19,825
Discount of accounts receivable and payable, net	(390,588)	(41,064)
CVO receivables update and interests	(7,958,658)	-
Trade receivables foreign Exchange difference	(4,575,679)	(9,844)
Interest earned from customers	(399,864)	(81,916)
Financial income	(1,026,065)	(711,997)
Financial expenses	1,401,647	323,860
Share of the profit of associates	(407,357)	(92,193)
Stock-based payments	2,208	-
Movements in provisions and long-term employee benefit plan expenses	49,474	33,124
Income from the sale of La Plata plant	(572,992)	-

Working capital adjustments:
Increase in trade and other receivables	(765,381)	(602,059)
Decrease (Increase) in other non-financial assets and inventories	(201,421)	111,654
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	985,772	162,412
	2,056,284	1,110,411

Interest received from customers	16,573	10,928
Income tax paid	(1,578,908)	(370,029)
Net cash flows provided by operating activities	493,949	751,310

Investing activities
Purchase of property, plant and equipment	(1,107,687)	(73,198)
Sale of financial assets, net	776,755	-
Prepayments maid for the acquisition of property, plants and equipment	-	(385,146)
Sale of financial assets, net	-	1,679,827
Dividends received	646,571	20,248
Cash flows generated from the sale of La Plata plant	586,845	-
Net cash flows provided by investing activities	902,484	1,241,731

Financing activities
Short term loans (settlements) proceeds, net	16,342	(266,568)
Long term loans received	3,188,944	-
Long term loans paid	(1,647,315)	-
Interests and other loan costs paid	(136,297)	-
Dividends paid	(1,059,816)	-
Repayment of loans from Banco de Galicia y Buenos Aires S.A.	-	(994,966)
Interest paid from Banco de Galicia y Buenos Aires S.A. loans cancelled	-	(42,758)
Borrowings received from CAMMESA	-	326,287
Contributions from non-controlling interests	46,138	170,604
Net cash flows provided (used in) by financing activities	407,996	(807,401)

Net increase in cash and cash equivalents	1,804,429	1,185,640
Exchange difference and other financial results	771,651	1,571
Cash and cash equivalents as of January 1	88,633	30,008
Cash and cash equivalents as of June 30	2,664,713	1,217,219

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s first quarter 2018 results on Tuesday, August 14, 2018 at 12:00 p.m. New York Time / 13:00 Buenos Aires Time.

The hosts will be Mr. Jorge Rauber, Chief Executive Officer, and Mr. Fernando Bonnet, Chief Financial Officer. To access the conference call, please dial:

United States Participants (Toll Free): +1-888-317-6003
Argentina Participants (Toll Free): 0800-555-0645
International Participants: +1-412-317-6061
Passcode: 1516253

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at http://investors.centralpuerto.com/. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

You may find additional information on the Company at:

  http://investors.centralpuerto.com/
  www.cnv.gob.ar
  www.sec.gov

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

  “CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;
  “Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), and its controlling company Inversora de Gas Cuyana (“IGCU”) and Distribuidora de Gas del Centro (“DGCE”), and its controlling company Inversora de Gas del Centro (“IGCE”);
  “Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, since February 2017, regulated by Resolution SEE No. 19/17;
  “FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;
  “MATER”, refers to Mercado a Término de Energía Renovable, is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.
  “p.p.”, refers to percentage points;
  “TGM” refers to Transportadora de Gas del Mercosur S.A.;
  “YPF” refers to YPF S.A., Argentina’s state-owned oil and gas company;
  “YPF EE” refers to YPF Energía Eléctrica S.A., a subsidiary of YPF.

Disclaimer

Additional information about Central Puerto can be found in the Investor Support section on the website at www.CentralPuerto.com.

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

  Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;
  Adjusted EBITDA does not reflect our finance expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other finance income;
  Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;
  although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;
  although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
  other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

CONTACT:
Central Puerto S.A.
Fernando Bonnet, (+54 11) 4317 5000
Chief Financial Officer
or
Tomás Daghlian, (+54 11) 4317 5000
Investor Relations Officer
inversores@centralpuerto.com
www.centralpuerto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 13, 2018	By:	/s/ FERNANDO BONNET
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact